Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

D: +1 202.383.0176
F: +1 202.637.3593

stevenboehm@
eversheds-sutherland.com

July 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: **Form 40-33 — Civil Action Documents Filed with Respect to Triangle Capital Corporation et al. (File No. 814-00733)**

Ladies and Gentlemen:

On behalf of Triangle Capital Corporation (the "***Company***"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of

- the class action complaint filed by Dan Carlson, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Triangle Capital Corporation, E. Ashton Poole, Steven C. Lilly, W. McComb Dunwoody, Mark M. Gambill, Benjamin S. Goldstein, Mark F. Mulhern, Simon B. Rich, Jr., and Garland S. Tucker, III, Defendants, in the United States District Court for the Eastern District of North Carolina on July 6, 2018, involving the Company and certain officers and directors of the Company that has been delivered to the Company (the "***Carlson Matter***");

- the Order to Deny Plaintiff's Motion for Preliminary Injunction which relates to the Carlson Matter, as filed in the United Stated District Court for the Eastern District of North Carolina on July 16, 2018;

- the class action complaint filed by Craig Hammer, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Triangle Capital Corporation, E. Ashton Poole, Steven C. Lilly, W. McComb Dunwoody, Mark M. Gambill, Benjamin S. Goldstein, Mark F. Mulhern, Simon B. Rich, Jr., and Garland S. Tucker, III, Defendants, in the United States District Court for the District of Maryland on July 9, 2018, involving the Company and certain officers and directors of the Company that has been delivered to the Company; and

- the class action complaint filed by Michael Kent, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Triangle Capital Corporation, E. Ashton Poole, Steven C. Lilly, W. McComb Dunwoody, Mark M. Gambill, Benjamin S. Goldstein, Mark F. Mulhern, Simon B. Rich, Jr., and Garland S. Tucker, III, Defendants, in the United States District Court for the District of Maryland on July 12, 2018, involving the

40731318.2

EVERSHEDS
SUTHERLAND

Company and certain officers and directors of the Company that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to call Harry Pangas at (202) 383-0805 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: E. Ashton Poole, *Triangle Capital Corporation*
       Steven C. Lilly, *Triangle Capital Corporation*
       W. McComb Dunwoody, *Triangle Capital Corporation*
       Mark M. Gambill, *Triangle Capital Corporation*
       Benjamin S. Goldstein, *Triangle Capital Corporation*
       Mark F. Mulhern, *Triangle Capital Corporation*
       Simon B. Rich, Jr., *Triangle Capital Corporation*
       Garland S. Tucker, III, *Triangle Capital Corporation*
       Harry Pangas, *Eversheds Sutherland (US) LLP*

40731318.2

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NORTH CAROLINA

DAN CARLSON, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. TRIANGLE CAPITAL CORPORATION, E. ASHTON POOLE, STEVEN C. LILLY, W. MCCOMB DUNWOODY, MARK M. GAMBILL, BENJAMIN S. GOLDSTEIN, MARK F. MULHERN, SIMON B RICH., JR., and GARLAND S. TUCKER III, Defendants.	**Case No.: ______________** **CLASS ACTION** **COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934** **DEMAND FOR JURY TRIAL**

Plaintiff Dan Carlson ("Plaintiff"), on behalf of himself and all others similarly situated, by and through his attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Triangle Capital Corporation ("Triangle" or the "Company") against Triangle and the members of the Company's board of directors (collectively referred to as the "Board" or the "Individual Defendants," and, together with Triangle, the "Defendants") for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. §§78n(a) and 78t(a) respectively, and United States Securities and Exchange Commission ("SEC") Rule 14a-9, 17 C.F.R. § 240.14a-9, in connection with sale of the sale of all

or substantially all of the Company's assets to Benefit Street Partners L.L.C. ("BSP") through a transaction as alleged in detail herein.

2.   On April 3, 2018, Triangle and BSP Asset Acquisition I, LLC, a Delaware limited liability company and an affiliate of BSP ("Asset Buyer"), entered into an Asset Purchase Agreement (the "Asset Agreement"), pursuant to which, Asset Buyer will purchase from the Company the portfolio company investments of the Company held at December 31, 2017 (the "Proposed Transaction") for an aggregate purchase price equal to approximately $981.2 million in cash (the "Asset Consideration").

3.   As discussed below, the Asset Consideration appears inadequate, and the process by which Defendants agreed to consummate the Proposed Transaction is fundamentally unfair to Plaintiff and Triangle's other public stockholders

4.   On June 1, 2018, in order to convince Triangle's public common stockholders to vote in favor of the Proposed Transaction, Defendants authorized the filing of a materially incomplete and misleading Schedule 14A Definitive Proxy Statement (the "Proxy") with the SEC, in violation of Sections 14(a) and 20(a) of the Exchange Act.

5.   In particular, the Proxy contains materially incomplete and misleading information concerning: (i) financial projections for the Company; (ii) the valuation analyses conducted by the Company's financial advisor, Houlihan Lokey Capital, Inc. ("Houlihan Lokey"); and (iii) the background process leading up to the Proposed Transaction.

6.   The special meeting of Triangle stockholders to vote on the Proposed Transaction is scheduled for July 25, 2018 (the "Stockholder Vote"). It is therefore imperative that the material information that has been omitted from the Proxy is disclosed prior to the Stockholder Vote so Triangle stockholders can properly exercise their corporate suffrage rights.

7.   For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. Plaintiff seeks to enjoin Defendants from holding the Stockholder Vote and taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Triangle's public common stockholders sufficiently in advance of the Stockholder Vote or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants' violations of the Exchange Act.

JURISDICTION AND VENUE

8.   This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act.

9.   This Court has jurisdiction over the Defendants because each Defendant is either a corporation that conducts business and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

10.   Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff's claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Triangle is headquartered in North Carolina, and has designated this district as an exclusive forum. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

11.   Plaintiff is, and has been at all times relevant hereto, a common stockholder of

Triangle.

12.   Defendant Triangle is a Maryland corporation with its principal executive offices located at 3700 Glenwood Avenue, Suite 530, Raleigh, North Carolina 27612. Triangle is a specialty finance company that provides customized financing to lower middle market companies located primarily in the United States. Triangle common stock is traded on the NYSE under the ticker symbol "TCAP".

13.   Defendant E. Ashton Poole is, and has been at all relevant times, a director of Triangle, and currently serves as the Chairman of the Board and the Company's Chief Executive Officer ("CEO").

14.   Defendant Steven C. Lilly is, and has been at all relevant times, a director of Triangle and currently serves as the Company's Chief Financial Officer ("CFO").

15.   Defendant W. McComb Dunwoody is, and has been at all relevant times, a director of Triangle.

16.   Defendant Mark M. Gambill is, and has been at all relevant times, a director of Triangle.

17.   Defendant Benjamin S. Goldstein is, and has been at all relevant times, a director of Triangle.

18.   Defendant Mark F. Mulhern is, and has been at all relevant times, a director of Triangle.

19.   Defendant Simon B. Rich, Jr., is, and has been at all relevant times, a director of Triangle.

20.   Defendant Garland S. Tucker III is, and has been at all relevant times, a director of Triangle.

21.   The parties in paragraphs 13 through 20 are collectively referred to herein as the "Board" or the "Individual Defendants," and together with Triangle, the "Defendants."

CLASS ACTION ALLEGATIONS

22.   Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of Triangle (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

23.   This action is properly maintainable as a class action because:

(a)   the Class is so numerous that joinder of all members is impracticable. As of May 25, 2018, there were approximately 48.05 million shares of Triangle common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public stockholders of Triangle will be ascertained through discovery;

(b)   there are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

   i.   whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the Proxy, in violation of Section 14(a) of the Exchange Act;

   ii.   whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

   iii.   whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to vote their shares regarding the

Proposed Transaction based on the materially incomplete and misleading Proxy.

(c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d) Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e) the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

(f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

(g) a class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

I. Company Background and the Proposed Transaction

24. Triangle is a specialty finance company that provides customized financing to lower middle market companies located primarily in the United States. The Company offers a wide variety of debt and equity investment structures including first lien, unitranche, second lien, and mezzanine with equity components. Triangle's investment objective is to seek attractive returns by generating current income from debt investments and capital appreciation from equity

related investments.

25.   On April 4, 2018, Triangle issued a joint press release announcing the Proposed

Transaction. The press release stated, in relevant part:

**Triangle Capital Corporation Announces Sale of Investment Portfolio
and Simultaneous Externalization Transaction**

RALEIGH, N.C., April 04, 2018 (GLOBE NEWSWIRE) -- **Triangle Capital Corporation** (NYSE: TCAP) ("Triangle" or the "Company") announced today that it has entered into an asset purchase agreement with an affiliate of Benefit Street Partners L.L.C. ("BSP") under which the Company will sell its December 31, 2017 investment portfolio to funds advised by BSP for $981.2 million in cash. Simultaneously therewith, the Company entered into a stock purchase and transaction agreement with Barings LLC("Barings"), through which Barings will become the investment adviser to the Company in exchange for a payment by Barings of $85.0 million, or $1.78 per share, directly to the Company's shareholders. In addition, Barings will make an investment of $100.0 million in newly issued shares of the Company's common stock at net asset value at closing. Furthermore, Barings has committed to purchase up to $50.0 million of shares of the Company's common stock in the open market at a price up to and including the then-current net asset value for a period of two years post-closing, after which Barings has agreed to use any funds remaining to purchase shares from the Company at the greater of the then current net asset value and market price. Barings' total financial commitment to the transaction is $235.0 million. Immediately following the closing of these transactions, the Company will launch a $50.0 million issuer tender to purchase shares of its common stock at prices up to and including net asset value per share.

The sale of the December 31, 2017 investment portfolio to BSP and the $85.0 million shareholder payment by Barings represent total cash consideration to the Company and to Triangle shareholders, net of the repayment of outstanding debt, of $691.2 million, or approximately $14.48 per share as of December 31, 2017, and 1.08x Triangle's December 31, 2017 net asset value per share. Net of estimated transaction expenses, other one-time charges and the repayment of outstanding debt, the sale of the Company's December 31, 2017 investment portfolio and the $85.0 million shareholder payment represents total cash consideration to the Company and to Triangle shareholders of $658.6 million, or approximately $13.80 per share as of December 31, 2017, and 1.03x Triangle's December 31, 2017 net asset value. The $13.80 per share total cash consideration to the Company and to Triangle shareholders represents a 26% premium to the April 3, 2018 closing market price of the Company's common stock.

Commenting on the two proposed transactions, E. Ashton Poole, Chairman and

Chief Executive Officer of Triangle, said, "The announcement of the transactions with BSP and Barings represents the culmination of a thorough strategic review process by our Board of Directors which commenced in early November of last year. The sale of our December 31, 2017 investment portfolio for cash to BSP and the externalization of the Triangle platform by Barings delivers significant value to Triangle's shareholders and accelerates the Company's strategic transition to a senior-focused lender to the lower and middle markets. With over $304 billion of assets under management and more than 650 investment professionals, Barings possesses the scale, scope, resources and credit discipline to be successful in today's competitive direct lending environment. We are gratified that a firm with the resources and reputation of Barings actively sought out a partnership with Triangle."

Triangle's Board of Directors has unanimously approved the asset purchase agreement, the stock purchase and transaction agreement and the transactions contemplated thereby, including the investment advisory agreement pursuant to which Barings will act as the Company's investment adviser, and, subject to certain conditions, will recommend that Triangle's shareholders approve the same, along with certain other elements of the transactions. Triangle intends to hold a special meeting of shareholders as soon as practicable to obtain the requisite shareholder approvals. The transactions are also subject to certain other closing conditions.

In conjunction with the closing of the proposed transactions, Triangle will announce the redemption of the Company's 6.375% Notes due December 15, 2022 (NYSE: TCCA) with an aggregate principal amount outstanding of $80.5 million and the Company's 6.375% Notes due March 15, 2022 (NYSE:TCCB) with an aggregate principal amount outstanding of $86.25 million. Both series of Notes will be redeemed, following at least 30 days' notice prior to the date determined for redemption, at a price equal to the outstanding principal amount of the Notes plus accrued interest to the date of redemption.

Based on the terms of the asset purchase agreement under which BSP is deemed to have acquired the economics of Triangle's investment portfolio at the signing thereof, the Company expects to discontinue paying a quarterly dividend starting with the second quarter of 2018. The transactions are expected to close in June or July of 2018, at which time shareholders will receive the payment of $1.78 per share as part of the Barings externalization transaction.

Houlihan Lokey Capital Inc. served as financial adviser and Eversheds Sutherland (US) LLP served as legal counsel to Triangle. Ropes & Gray LLP acted as legal counsel to BSP. Wells Fargo Securities LLC served as financial adviser and Dechert LLP served as legal counsel to Barings.[1]

26.   The Asset Consideration the Company stands to receive if the Proposed Transaction is consummated is unfair and inadequate because, among other things, the intrinsic value of the Triangle is materially in excess of the amount offered given the assets' prospects for future growth and earnings.

27.   It is therefore imperative that Defendants disclose the material information they have omitted from the Proxy, discussed in detail below, so that the Company's stockholders can properly exercise their corporate suffrage rights and make a fully informed decision concerning whether to vote in favor of the Proposed Transaction.

II.   The Materially Incomplete and Misleading Proxy

28.   On June 1, 2018, the Defendants filed a materially incomplete and misleading Proxy with the SEC and disseminated it to Triangle's stockholders. The Proxy solicits the Company's stockholders to vote in favor of the Proposed Transaction. Defendants were obligated to carefully review the Proxy before it was filed with the SEC and disseminated to the Company's stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Proxy misrepresents or omits material information that is necessary for the Company's stockholders to make an informed voting decision in connection with the Proposed Transaction.

Material Omissions Concerning Triangle's Financial Projections

29.   With respect to the *Supplemental Financial Information* section, the Proxy fails to disclose: (i) the Net Asset Value Per Share of the Company as of December 31, 2017, as provided

---

[1] Triangle Capital Corporation, Press Release (April 4, 2018), *available at* http://ir.tcap.com/news-releases/news-release-details/triangle-capital-corporation-announces-sale-investment-portfolio.

by Company management (the "December 31, 2017 NAV"); (ii) an illustrative implied Net Asset Value Per Share of the Company as of December 31, 2017 pro forma for the asset sale transaction based on the December 31, 2017 NAV as provided by Company management and assumptions and terms provided by or discussed with Company management; and (iii) an illustrative implied Net Asset Value Per Share of the Company as of December 31, 2017 pro forma for the asset sale transaction and the externalization transaction based on the December 31, 2017 NAV (collectively, the "Supplemental Financial Information"). *See* Proxy at 75.

30.   Internal management projections and forecasts having been consistently recognized as material information and are of special importance to stockholders, particularly in merger and asset acquisition contexts, because they contain unique insights into the value of the company that cannot be obtained elsewhere.

31.   By electing to disclose *some* of Triangle's projections, *see* Proxy at 78-80, Defendants' obligated themselves to speak the ***whole truth*** regarding Triangle's projections by providing ***complete and accurate*** projections because if a proxy discloses financial projections and valuation information, such ***projections must be complete and accurate***, rather than cherry-picking favorable financial metrics to disclose. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths.

Material Omissions Concerning Houlihan Lokey's Financial Analyses

32.   With respect to Houlihan Lokey's *Discounted Cash Flow Analysis* for Triangle, the Proxy fails to identify which style of projections were utilized in the analysis, and whether those projections accounted for both Triangle's projected assets and expected revenues. *See* Proxy at

75.

33.   These key inputs are material to Triangle's common stockholders, and their omission renders the summary of Houlihan Lokey's *Discounted Cash Flow Analysis* incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, "there is [] an element of subjectivity present in the choice and application of these [valuation] methods" and that the banker's key choices can have a substantial "effect the outcome of a valuation." Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1573-74 (2006). Such choices include "the appropriate discount rate, and the terminal value..." *Id.* With respect to a discounted cash flow analysis, Professor Davidoff explains:

> There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars.... This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the "right" answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

Material Omissions Concerning the Sales Process

34.   The Proxy also fails to disclose or misstate material information relating to the sale process leading up to the Proposed Transaction.

35.   With respect to the *Background of the Merger*, the Proxy states that Triangle entered into non-disclosure agreements with *53 bidders* during the sales process, and that these

"confidentiality agreement included customary 'standstill' and related provisions designed to protect the strategic transaction review process, along with a provision that would allow bidders to confidentially request a waiver of the standstill provisions once a strategic transaction had been publicly announced, which would allow the Board to receive and consider competing proposals." *See* Proxy at 45-48. However, the Proxy also discloses that the confidentiality agreements were also "subject to negotiation and subsequent agreement between such parties and the Company." *See* Proxy at 45. Accordingly, the Proxy fails to disclose whether any of the *53 confidentiality agreements* Triangle entered into with interested parties were modified and, as a result, included standstill provision containing a "don't ask don't waive" ("DADW") provision, and whether that provision had been modified so that it would still fall away upon the execution of the Asset Agreement or, instead, would remain in effect. The failure to disclose the existence of DADW provisions creates the false impression that any of the 53 interested parties who signed confidentiality agreements could have made a superior proposal. But that is not true. If those confidentiality agreements contained DADW provisions, an interested party could only make a superior proposal by breaching their respective agreement, because in order to make the superior proposal, they would have to ask for a waiver, either directly or indirectly. Thus, the omission of this information renders the references to the *53* confidentiality agreements in the Proxy materially incomplete and therefore misleading as any reasonable stockholder would deem the fact that the most likely potential topping bidders in the marketplace may be precluded from making a superior offer to significantly alter the total mix of information

36.   In sum, the omission of the above-referenced information renders the Proxy materially incomplete and misleading, in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the upcoming stockholder vote concerning the

Proposed Transaction, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to vote their shares in favor of the Proposed Transaction, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

<u>**COUNT I**</u>

(Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9 and 17 C.F.R. § 244.100 Promulgated Thereunder)

37.   Plaintiff incorporate each and every allegation set forth above as if fully set forth herein.

38.   Section 14(a)(1) of the Exchange Act makes it "unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title." 15 U.S.C. § 78n(a)(1).

39.   Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that proxy communications shall not contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 240.14a-9.

40.   The omission of information from a proxy will violate Section 14(a) and Rule 14a-9 if other SEC regulations specifically require disclosure of the omitted information.

41.   Defendants have issued the Proxy with the intention of soliciting the Company's common stockholders' support for the Proposed Transaction. Each of the Defendants reviewed

and authorized the dissemination of the Proxy, which fails to provide critical information regarding, amongst other things: (i) financial projections for the Company; (ii) the valuation analyses conducted by the Company's financial advisor, Houlihan Lokey; and (iii) the background process leading up to the Proposed Transaction.

42.   In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Proxy, but nonetheless failed to obtain and disclose such information to common stockholders although they could have done so without extraordinary effort.

43.   The Individual Defendants knew or were negligent in not knowing that the Proxy is materially misleading and omits material facts that are necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon most if not all of the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the Proxy states that Houlihan Lokey reviewed and discussed their financial analyses with the Board, and further states that the Board considered the financial analyses provided by Houlihan Lokey, as well as its fairness opinion and the assumptions made and matters considered in connection therewith. Further, the Individual Defendants were privy to and had knowledge of the projections for the Company and the details surrounding the process leading up to the signing of the Asset Agreement. The Individual Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Proxy, rendering the sections of the Proxy identified above to be materially incomplete and

misleading. Indeed, the Individual Defendants were required to, separately, review Houlihan Lokey's analyses in connection with their receipt of the fairness opinions, question Houlihan Lokey as to their derivation of fairness, and be particularly attentive to the procedures followed in preparing the Proxy and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

44.   The Individual Defendants were, at the very least, negligent in preparing and reviewing the Proxy. The preparation of a proxy statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Individual Defendants were negligent in choosing to omit material information from the Proxy or failing to notice the material omissions in the Proxy upon reviewing it, which they were required to do carefully as the Company's directors. Indeed, the Individual Defendants were intricately involved in the process leading up to the signing of the Asset Agreement and the preparation of the Company's financial projections.

45.   Triangle is also deemed negligent as a result of the Individual Defendants' negligence in preparing and reviewing the Proxy.

46.   The misrepresentations and omissions in the Proxy are material to Plaintiff and the Class, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants' actions threaten to inflict.

COUNT II

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

47.   Plaintiff incorporate each and every allegation set forth above as if fully set forth herein.

48.   The Individual Defendants acted as controlling persons of Triangle within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Triangle, and participation in and/or awareness of the Company's operations and/or intimate knowledge of the incomplete and misleading statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

49.   Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

50.   In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Proxy contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in preparing this document.

51.   In addition, as the Proxy sets forth at length, and as described herein, the Individual

Defendants were involved in negotiating, reviewing, and approving the Asset Agreement. The Proxy purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

52.   By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

53.   As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants' conduct, Plaintiff will be irreparably harmed.

54.   Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants' actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.   Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B.   Enjoining Defendants and all persons acting in concert with them from proceeding with the Stockholder Vote or consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Proxy;

C.   Directing the Defendants to account to Plaintiff and the Class for all damages sustained as a result of their wrongdoing;

        D.   Awarding Plaintiff the costs and disbursements of this action, including reasonable

attorneys' and expert fees and expenses; and

        E.   Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

DATED: July 6, 2018

OF COUNSEL	**WARD BLACK LAW**
	Janct Ward Black Nem nangag
MONTEVERDE & ASSOCIATES PC	Janet Ward Black
Juan E. Monteverde	NC Bar No. 12869
Miles D. Schreiner	Nancy Meyers
The Empire State Building	NC Bar No. 23339
350 Fifth Avenue, Suite 4405	208 West Wendover Avenue
New York, NY 10118	Greensboro, NC 27401
Tel: (212) 971-1341	Tel.: (336) 510-2014
Fax: (212) 202-7880	Fax: (336) 510-2181
Email: jmonteverde@monteverdelaw.com	jwblack@wardblacklaw.com
mschreiner@monteverdelaw.com	
	Attorneys for Plaintiff
Attorneys for Plaintiff	

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NORTH CAROLINA
WESTERN DIVISION

NO. 5:18-CV-332-FL

DAN CARLSON,	)
	)
Plaintiff,	)
	)
v.	)
	)
TRIANGLE CAPITAL CORPORATION,	)
E. ASHTON POOLE, STEVEN C.	) ORDER
LILLY, W. MCCOMB DUNWOODY,	)
MARK M. GAMBILL, BENJAMIN S.	)
GOLDSTEIN, MARK F. MULHERN,	)
SIMON B. RICH, JR., and GARLAND S.	)
TUCKER, III,	)
	)
Defendants.	)

Plaintiff filed suit on July 6, 2018, against Triangle Capital Corporation ("Triangle") and its

board members alleging violations of Sections 14(a) and 20(a) of the Securities Exchange Act of

1934, as amended by the Private Securities Litigation Reform Act of 1995 ("PSLRA"), 15 U.S.C.

§§78n(a) and 78t(a) respectively, and Rule 14a-9, 17 C.F.R. § 240.14a-9, in connection with the sale

of all or substantially all of defendant Triangle's assets to Benefit Street Partners L.L.C. ("BSP")

for approximately $981.2 million in cash. Triangle stockholders are scheduled to vote on this

proposed sale at a special meeting scheduled for July 24, 2018.

Defendants filed with the Securities Exchange Commission ("SEC") the Schedule 14A

Definitive Proxy Statement (the "Proxy") and disseminated the Proxy to shareholders on June 1,

2018. (See Proxy (DE 12-2)). The Proxy spans more than 500 pages and includes, among other

things, a detailed description of the transactions, as well as copies of the Asset Purchase Agreement, the Externalization Agreement, Triangle's 2017 Form 10-K, and Triangle's Q1 2018 Form 10-Q. (See id.). Plaintiff's claims allege the Proxy contains material omissions.

This matter comes now before the court on plaintiff's motion for preliminary injunction filed July 11, 2018, 13 days before the July 24, 2018, shareholder vote, seeking to enjoin that vote until defendants disclose to shareholders claimed material information allegedly omitted from the Proxy. The court allowed plaintiff's request for expedited briefing on motion, over defendants' objection, providing defendants until July 13, 2018, to respond, and plaintiff until July 14, 2018, to reply. Plaintiff's motion for hearing, however, was denied at telephonic hearing July 12, 2018, as unlikely to aid in the court's decision, and practically unavailable.

Rule 65 of the Federal Rules of Civil Procedure allows a court to enter preliminary injunctive relief prior to adjudication on the merits of the action. Fed. R. Civ. P. 65(a). A preliminary injunction is "an extraordinary remedy that may only be awarded upon a clear showing that the plaintiff is entitled to such relief." Winter v. Natural Res. Def. Council, Inc, 129 S.Ct. 365, 375-76 (2008). To obtain a preliminary injunction, plaintiff must establish four requirements: (1) likelihood of success on the merits; (2) likelihood of irreparable harm in the absence of preliminary relief; (3) that the balance of equities tips in plaintiff's favor; and (4) that an injunction is in the public interest. Real Truth About Obama, Inc. v. Federal Election Comm'n, 575 F.3d 342, 346 (4th Cir. 2009), vacated on other grounds, 130 S. Ct. 2371 (2010), reinstated in relevant part on remand, 607 F.3d 355 (4th Cir. 2010) (per curiam); see also MicroStrategy Inc. v. Motorola, Inc., 245 F.3d 335, 339 (4th Cir. 2001) ("court must consider (1) the likelihood of irreparable harm to the plaintiff if the preliminary injunction is denied; (2) the likelihood of harm to the defendant if the request is granted; (3) the likelihood that the plaintiff will succeed on the merits; and (4) the public interest.").

2

After careful consideration the court finds plaintiff has not established any of the four requirements. Memorandum opinion will follow in furtherance of the court's decision to deny plaintiff's motion.

SO ORDERED, this the 16th day of July, 2018.

_____
LOUISE W. FLANAGAN
United States District Judge

3

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

CRAIG HAMMER Individually and On Behalf of All Others Similarly Situated,	)))	
Plaintiff,	))	Case No. _____
v.	))	JURY TRIAL DEMANDED
TRIANGLE CAPITAL CORPORATION, 3700 Glenwood Avenue, Suite 350 Raleigh, NC 27612	))))))	<u>CLASS ACTION</u>
E. ASHTON POOLE, c/o Triangle Capital Corporation 3700 Glenwood Avenue, Suite 350 Raleigh, NC 27612	))))))	
STEVEN C. LILLY, c/o Triangle Capital Corporation 3700 Glenwood Avenue, Suite 350 Raleigh, NC 27612	))))))	
W. MCCOMB DUNWOODY, c/o Triangle Capital Corporation 3700 Glenwood Avenue, Suite 350 Raleigh, NC 27612	))))))	
MARK M. GAMBILL, c/o Triangle Capital Corporation 3700 Glenwood Avenue, Suite 350 Raleigh, NC 27612	))))))	
BENJAMIN S. GOLDSTEIN, c/o Triangle Capital Corporation 3700 Glenwood Avenue, Suite 350 Raleigh, NC 27612	)))))))	

MARK F. MULHERN,   )
c/o Triangle Capital Corporation   )
3700 Glenwood Avenue,   )
Suite 350   )
Raleigh, NC 27612   )
)
SIMON B. RICH, JR.,   )
c/o Triangle Capital Corporation   )
3700 Glenwood Avenue,   )
Suite 350   )
Raleigh, NC 27612   )
)
and   )
)
GARLAND S. TUCKER, III,   )
c/o Triangle Capital Corporation   )
3700 Glenwood Avenue,   )
Suite 350   )
Raleigh, NC 27612   )
)
)
)
                  Defendants.   )

Plaintiff Craig Hammer ("Plaintiff"), by and through his undersigned counsel, for his

complaint against defendants, alleges upon personal knowledge with respect to himself, and

upon information and belief based upon, *inter alia*, the investigation of counsel as to all other

allegations herein, as follows:

NATURE OF THE ACTION

1.   Plaintiff brings this class action on behalf of the public stockholders of Triangle,

Capital Corporation ("Triangle" or the "Company") against Triangle and the members of its

Board of Directors (the "Board" or the "Individual Defendants") for their violations of Sections

14(a) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15.U.S.C. §§

78n(a), 78t(a), and U.S. Securities and Exchange Commission ("SEC") Rule 14a-9, 17 C.F.R.

240.14a-9, and to enjoin the vote on, among other things (i) the Company's sale of its December

31, 2017 investment portfolio to funds advised by Benefit Street Partners L.L.C. ("BSP")

pursuant to the Asset Purchase Agreement, dated as of April 3, 2018 (the "Asset Purchase

Agreement"), by and between the Company and BSP Asset Acquisition I, LLC ("Asset Buyer")

for $981.2 million in cash ("Asset Sale"); and (ii) the Company's entry into a stock purchase and

transaction agreement, dated as of April 3, 2018, ("Externalization Agreement") with Barings

LLC ("Barings"), through which Barings will become the investment adviser to the Company in

exchange for a cash payment from Barings of $85.0 million, or $1.78 per share, directly to the

Company's stockholders ("Externalization Transaction" and together with the Asset Sale the

"Proposed Transactions").

     2.   On April 4, 2018, Triangle issued a press release announcing it had entered into

the Asset Purchase Agreement and the Externalization Agreement. Net of estimated transaction

expenses, other one-time charges and the repayment of outstanding debt, the sale of the

Company's December 31, 2017 investment portfolio and the $85.0 million shareholder payment

represents total cash consideration to the Company and to Triangle stockholders of $658.6

million, or approximately $13.80 per share as of December 31, 2017, and 1.03x Triangle's

December 31, 2017 net asset value.

     3.   On June 1, 2018, Triangle filed a Definitive Proxy Statement on Schedule 14A

(the "Proxy Statement") with the SEC in connection with the Proposed Transactions. The Proxy

Statement, which recommends that Triangle stockholders vote in favor of the Proposed

Transactions, omits or misrepresents material information concerning, among other things: (i)

Triangle management's financial projections, relied upon by Triangle's financial advisor,

Houlihan Lokey Capital, Inc. ("Houlihan"), in its financial analyses; (ii) the data and inputs

underlying the financial valuation analyses that support the fairness opinion provided by

Houlihan; (iii) the background process leading up to the Proposed Transactions; and (iv) Houlihan's potential conflicts of interest.   The failure to adequately disclose such material information constitutes a violation of Sections 14(a) and 20(a) of the Exchange Act as Triangle stockholders need such information in order to cast a fully-informed vote in connection with the Proposed Transactions.

4.   In short, unless remedied, Triangle's public stockholders will be forced to make a voting decision on the Proposed Transactions without full disclosure of all material information concerning the Proposed Transactions being provided to them.   Plaintiff seeks to enjoin the stockholder vote on the Proposed Transactions unless and until such Exchange Act violations are cured.

JURISDICTION AND VENUE

5.   This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6.   This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.   Venue is proper under 28 U.S.C. § 1391 as well as under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, because the conduct at issue had an effect in this District; and the Company is incorporated in this District.

PARTIES

8.   Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Triangle common stock.

9.   Triangle is a Maryland corporation and maintains its principal executive offices at 3700 Glenwood Avenue, Suite 530, Raleigh, North Carolina 27612. Triangle invests capital in established companies in the lower middle market to fund growth, changes of control and other corporate events and offers a wide variety of debt and equity investment structures including first lien, unitranche, second lien, and mezzanine with equity components. Triangle's investment objective is to seek attractive returns by generating current income from debt investments and capital appreciation from equity related investments. Triangle has elected to be treated as a business development company under the Investment Company Act of 1940 ("1940 Act"). Triangle's common stock is traded on the New York Stock Exchange under the ticker symbol "TCAP."

10.   Defendant E. Ashton Poole ("Poole") was appointed Chairman of the Board in May 2017 and has served as President, Chief Executive Officer ("CEO") and a director of the Company since July 2013.

11.   Defendant Steven C. Lilly ("Lilly") has been a director of the Company and Triangle's Chief Financial Officer ("CFO") since 2006.

12.   Defendant W. McComb Dunwoody ("Dunwoody") has been a director of the Company since 2007.

13.   Defendant Mark M. Gambill ("Gambill") has been a director of the Company since 2009.

14.   Defendant Benjamin S. Goldstein ("Goldstein") has been a director of the Company since 2007.

15.   Defendant Mark F. Mulhern ("Mulhern") has been a director of the Company since October 2016.

16.   Defendant Simon B. Rich, Jr. ("Rich") has been a director of the Company since 2007.

17.   Defendant Garland S. Tucker, III ("Tucker") has been a director of the Company since 2006, and previously served as the Company's Chairman of the Board from 2006 to May 2017 and CEO from 2006 to February 2016.

18.   The defendants identified in paragraphs 10 through 17 are collectively referred to herein as the "Board" or the "Individual Defendants."

OTHER RELEVANT ENTITIES

19.   Barings is a $304+ billion global financial services firm dedicated to meeting the evolving investment and capital needs of their clients. Part of MassMutual, Barings maintains a strong global presence with over 1,800 associates and offices in 16 countries.

20.   BSP is a leading credit-focused alternative asset management firm with over $24 billion in assets under management. BSP manages assets across a broad range of complementary credit strategies including private/opportunistic debt, liquid loans, high yield, special situations, long-short liquid credit and commercial real estate debt. BSP is in partnership with Providence Equity Partners L.L.C., a leading global private equity firm with more than $50 billion in capital under management. The BSP platform was established in 2008 and is based in New York.

21.   Asset Buyer is a Delaware limited liability company managed by BSP.

CLASS ACTION ALLEGATIONS

22.   Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal

Rules of Civil Procedure on behalf of all persons and entities that own Triangle common stock (the "Class"). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

23.   This action is properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of May 25, 2018, there were approximately 48,050,720 shares of Triangle common stock outstanding. All members of the Class may be identified from records maintained by Triangle or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

24.   Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, *inter alia*:

(a)   Whether defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

(b)   Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(c)   Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transactions consummated.

25.   Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

26.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

27.   Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

28.   Triangle is a specialty finance company that provides customized financing to lower middle market companies located primarily in the United States. It offers a wide variety of debt and equity investment structures including first lien, unitranche, second lien, and mezzanine with equity components. The Company's investment objective is to seek attractive returns by generating current income from debt investments and capital appreciation from equity related investments. Triangle's investment philosophy is to partner with business owners, management teams and financial sponsors to provide flexible financing solutions, typically investing $5.0 million - $50.0 million per transaction in companies with annual revenues between $20.0 million and $300.0 million and EBITDA between $5.0 million and $75.0 million. The Company has elected to be treated as a business development company under the 1940 Act and to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended.

29.   On February 28, 2018, the Company reported its financial results for the fourth quarter and full year of 2017. For the quarter, total investment income was $31.7 million, compared to total investment income of $29.9 million for the third quarter of 2017, net

investment was $17.9 million, compared to net investment income of $17.2 million for the third

quarter of 2017, and the Company's net increase in net assets resulting from operations was

$23.7 million during the fourth quarter of 2017, compared to a net decrease in net assets resulting

from operations of $57.5 million during the third quarter of 2017.   Defendant Poole commented

on the quarter's financial results, noting:

> There were several positive developments for Triangle in the fourth quarter, as the
> Company earned net investment income of $0.38 per share and saw its net asset
> value increase to $13.43 per share.   We continued the transition of our portfolio to
> more senior-oriented investments, with five of our six new debt investments in
> first or second lien positions.   We also continued to work through our legacy
> under-performing investments, including the repayment or restructuring of three
> non-accrual debt investments.

30.   For the full year 2017, total investment income was $123.0 million, compared to

total investment income of $113.7 million for the year ended December 31, 2016, net investment

income was $72.2 million, compared to net investment income of $58.9 million during 2016 and

the Company's net asset value, or NAV, at December 31, 2017, was $13.43 per share, as

compared to $13.20 per share at September 30, 2017.   The Board also declared a quarterly cash

dividend of $0.30 per share, the Company's 45th consecutive quarterly dividend since its initial

public offering in February 2007.

31.   On May 2, 2018, the Company reported its financial results for the first quarter of

2018.   For the quarter, total investment income was $26.1 million, net investment was $12.7

million, and the Company's net increase in net assets resulting from operations was $14.5

million during the first quarter of 2018.

The Sale Process

32.   Following the end of the fiscal quarter ended September 30, 2017, the Board

concluded that in order to maximize shareholder value over the longer term, the Company likely would be best served by finding a suitable strategic partner having the scale, scope, range of financing products and risk profile to navigate the increasingly sophisticated direct lending market.

33.   The Company publicly announced on November 1, 2017 that the Board had elected to pursue the exploration of strategic alternatives, including the potential benefit of partnering with another organization to accelerate the Company's corporate initiatives, the potential sale of certain investments and other alternatives.

34.   Houlihan was formally engaged as the Board's financial advisor in connection with the Company's exploration of strategic alternatives on November 13, 2017.

35.   As directed by the Board on November 27, 2017, Houlihan contacted parties in connection with the strategic review process. By January 22, 2018 a total of 22 parties had submitted 26 proposals in the aggregate, including: 11 proposals involving business combinations in which stock constituted a portion of the purchase consideration; one proposal relating to an all-cash business combination transaction; nine proposals relating to externalization of the Company's management function; three proposals relating to the purchase of all or a portion of the Company's investments that were valued below-cost as of December 31, 2017; one all-cash proposal relating to the purchase of the Company's entire investment portfolio; and one proposal relating to a preferred equity investment in the Company. Of the 22 parties who submitted initial indications of interest, eight (including BSP, Barings, and a party referred to in the Proxy Statement as "Party F") were invited to perform further due diligence and to submit proposals and markups of draft transaction agreements.

36.   On March 2, 2018, the Company received proposals from four of these parties, including Barings.

37.   On March 5, 2018, the Company received a second round indication of interest from BSP, which included two proposals. The first proposal proposed that various affiliated funds of BSP would acquire all of the Company common stock for an aggregate cash amount of approximately $582.0 million, or approximately $12.12 per share of Company common stock (the "BSP Second Round Stock Sale Proposal"). The second proposal proposed that various affiliated funds of BSP would acquire the Company's entire investment portfolio in exchange for a cash amount of approximately $984.2 million, or approximately 96.8% of the Company's investment portfolio fair market value as of December 31, 2017. This proposal, after repayment of certain debt obligations and transaction expenses, implied a per share net asset value of approximately $12.69 (the "BSP Second Round Asset Purchase Proposal").

38.   In addition, on March 6, 2018, Party F delivered its second round indication of interest to the Company proposing to acquire 100% of the fully diluted common equity of the Company for an aggregate gross consideration of between $488.2 million and $573.0 million, or approximately $10.25 per share to $12.00 per share of Company common stock. Party F's proposal presented two options to the Company. The value of the first option ("Party F Second Round Option #1") consisted of (i) stock consideration of Party F's shares with a proposed value of approximately $1.71 per share of Company common stock, (ii) cash consideration of $7.29 per share, and (iii) a contingent value right ("CVR") estimated to pay between $0.00 and $3.00 per share in cash, the value of which was contingent on the future performance of select investments in the Company's investment portfolio, payable shortly after December 31, 2021. The value of the second option ("Party F Second Round Option #2") consisted of (i) stock consideration of Party F's shares with a proposed value of approximately $2.96 per share of Company common stock and (ii) cash consideration of $7.29 per share.

39.   On March 12, 2018, Barings submitted a proposal to the Board (the "Barings Dual Transaction Externalization Proposal"). The Barings Dual Transaction Externalization Proposal proposed $85 million in cash consideration to become the Company's investment adviser, the majority of which would be paid to the Company's stockholders at closing, conditioned upon approval of the transactions. The Barings Dual Transaction Externalization Proposal also proposed (i) a $100 million purchase of outstanding shares of Company common stock via a Dutch tender offer or other agreed-upon approach, and (ii) a commitment to purchase, during the 12 months subsequent to closing, up to $50 million in aggregate amount of Company common stock in the open market at market prices below net asset value.

40.   On March 13, 2018, BSP submitted a proposal to externalize the Company's management function in conjunction with the BSP Second Round Asset Purchase Proposal (the "BSP Externalization Proposal"). The BSP Externalization Proposal included a $25 million upfront cash payment and proposed (i) a 1.5% management fee on gross assets, (ii) a 20% incentive fee above a 7% hurdle and (iii) fee waivers during the first year post-closing.

41.   On March 14, 2018, Barings confirmed that it would revise the Barings Dual Transaction Externalization Proposal to include (1) $85 million cash consideration paid in full at closing to the Company's stockholders, (2) a commitment to invest $100 million in newly issued shares of Company common stock at net asset value, determined after giving effect to the Asset Sale and the transactions contemplated thereby, at closing, and (3) a commitment to purchase up to $50 million in aggregate amount of Company common stock in the open market for an additional 12 months (two years in total) post-closing.

42.   On March 15, 2018, the Board met and decided to pursue a combination of the BSP Second Round Asset Purchase Proposal and the Revised Barings Dual Transaction

Externalization Proposal (the "BSP/Barings Dual Transaction"). The Board then directed Houlihan Lokey and Eversheds Sutherland (US) LLP to proceed in negotiations with BSP and Barings accordingly. That same day, despite the significant interest Triangle received from other parties, the Company terminated access to the electronic data room for all parties other than Barings and BSP.

43.   The following day, Party F submitted a supplemental proposal letter, which revised the terms of Party F Second Round Option #1 to subject each CVR to a minimum total value of $2.00, noting that holders of a CVR would in no event receive less than $2.00. Additionally, Party F noted that the holders of a CVR could receive more than $3.00 per share, to the extent the amounts recovered by the CVR were in excess of $3.00 per share.

44.   Despite the continued interest from Party F and its improved proposal, the Company proceeded to focus its efforts on the BSP/Barings Dual Transaction.

45.   At an April 3, 2018, Board meeting, Houlihan rendered its fairness opinion with respect to the consideration to be received by the Company in the Asset Sale pursuant to the Asset Purchase Agreement. The Board then voted to approve the Proposed Transactions.

46.   On the evening of April 3, 2018, the Company and Asset Buyer executed the Asset Purchase Agreement and, concurrently therewith, the Company and Barings executed the Externalization Agreement.

The Proposed Transactions

47.   On April 4, 2018, Triangle issued a press release announcing the Proposed Transactions. The press release stated, in relevant part:

> RALEIGH, NC – April 4, 2018, Triangle Capital Corporation (NYSE: TCAP) ("Triangle" or the "Company") announced today that it has entered into an asset purchase agreement with an affiliate of Benefit Street Partners L.L.C. ("BSP") under which the Company will sell its December 31, 2017 investment portfolio to

funds advised by BSP for $981.2 million in cash. Simultaneously therewith, the Company entered into a stock purchase and transaction agreement with Barings LLC ("Barings"), through which Barings will become the investment adviser to the Company in exchange for a payment by Barings of $85.0 million, or $1.78 per share, directly to the Company's shareholders. In addition, Barings will make an investment of $100.0 million in newly issued shares of the Company's common stock at net asset value at closing. Furthermore, Barings has committed to purchase up to $50.0 million worth of shares of the Company's common stock in the open market at a price up to and including the then-current net asset value for a period of two years post-closing, after which Barings has agreed to use any funds remaining to purchase shares from the Company at the greater of the then current net asset value and market price. Barings' total financial commitment to the transaction is $235.0 million. Immediately following the closing of these transactions, the Company will launch a $50.0 million issuer tender to purchase shares of its common stock at prices up to and including net asset value per share.

The sale of the December 31, 2017 investment portfolio to BSP and the $85.0 million shareholder payment by Barings represent total cash consideration to the Company and to Triangle shareholders, net of the repayment of outstanding debt, of $691.2 million, or approximately $14.48 per share as of December 31, 2017, and 1.08x Triangle's December 31, 2017 net asset value per share. Net of estimated transaction expenses, other one-time charges and the repayment of outstanding debt, the sale of the Company's December 31, 2017 investment portfolio and the $85.0 million shareholder payment represents total cash consideration to the Company and to Triangle shareholders of $658.6 million, or approximately $13.80 per share as of December 31, 2017, and 1.03x Triangle's December 31, 2017 net asset value. The $13.80 per share total cash consideration to the Company and to Triangle shareholders represents a 26% premium to the April 3, 2018 closing market price of the Company's common stock.

Commenting on the two proposed transactions, E. Ashton Poole, Chairman and Chief Executive Officer of Triangle, said, "The announcement of the transactions with BSP and Barings represents the culmination of a thorough strategic review process by our Board of Directors which commenced in early November of last year. The sale of our December 31, 2017 investment portfolio for cash to BSP and the externalization of the Triangle platform by Barings delivers significant value to Triangle's shareholders and accelerates the Company's strategic transition to a senior-focused lender to the lower and middle markets. With over $304 billion of assets under management and more than 650 investment professionals, Barings possesses the scale, scope, resources and credit discipline to be successful in today's competitive direct lending environment. We are gratified that a firm with the resources and reputation of Barings actively sought out a partnership with Triangle."

Triangle's Board of Directors has unanimously approved the asset purchase agreement, the stock purchase and transaction agreement and the transactions contemplated thereby, including the investment advisory agreement pursuant to which Barings will act as the Company's investment adviser, and, subject to certain conditions, will recommend that Triangle's shareholders approve the same, along with certain other elements of the transactions. Triangle intends to hold a special meeting of shareholders as soon as practicable to obtain the requisite shareholder approvals. The transactions are also subject to certain other closing conditions.

In conjunction with the closing of the proposed transactions, Triangle will announce the redemption of the Company's 6.375% Notes due December 15, 2022 (NYSE: TCCA) with an aggregate principal amount outstanding of $80.5 million and the Company's 6.375% Notes due March 15, 2022 (NYSE: TCCB) with an aggregate principal amount outstanding of $86.25 million. Both series of Notes will be redeemed, following at least 30 days' notice prior to the date determined for redemption, at a price equal to the outstanding principal amount of the Notes plus accrued interest to the date of redemption.

Based on the terms of the asset purchase agreement under which BSP is deemed to have acquired the economics of Triangle's investment portfolio at the signing thereof, the Company expects to discontinue paying a quarterly dividend starting with the second quarter of 2018. The transactions are expected to close in June or July of 2018, at which time shareholders will receive the payment of $1.78 per share as part of the Barings externalization transaction.

Houlihan Lokey Capital Inc. served as financial adviser and Eversheds Sutherland (US) LLP served as legal counsel to Triangle. Ropes & Gray LLP acted as legal counsel to BSP. Wells Fargo Securities LLC served as financial adviser and Dechert LLP served as legal counsel to Barings.

Insiders' Interests in the Proposed Transactions

48.   Triangle insiders are the primary beneficiaries of the Proposed Transactions, not the Company's public stockholders. The Board and the Company's executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transactions not available to Plaintiff and Triangle's public stockholders.

49.   Triangle insiders stand to reap substantial financial benefits for securing the deal with BSP and Barings. Notably, if they are terminated in connection with the Proposed Transactions, Triangle's named executive officers stand to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

Golden Parachute Compensation

Name	Cash Severance ($)(1)	Pro-Rata Cash Bonus ($)(2)	Unvested Equity ($)(3)	Deferred(4) Compensation	Perquisites/ Benefits ($)(5)	Other ($)(6)	Total ($)
E. Ashton Poole	$1,416,875	$947,844	$1,703,283	$ 135,117	$ 59,806	—	$4,262,925
Steven C. Lilly	$1,207,500	$814,479	$1,346,120	$ 106,873	$ 58,952	—	$3,533,924
Jeffrey A. Dombcik	$1,097,500	$703,354	$1,135,880	$ 94,512	$ 60,348	—	$3,091,594
Cary B. Nordan	$1,151,250	$751,625	$1,200,120	$ 94,512	$ 59,152	—	$3,256,659
Douglas A. Vaughn	$1,029,375	$717,938	$1,118,360	$ 94,512	$ 59,724	—	$3,019,909

50.   Additionally, the Board has established a bonus pool in the amount of $2,500,000 to be allocated among Company employees for the successful closing of the Proposed Transactions.

The Proxy Statement Contains Material Misstatements and Omissions

51.   The defendants filed a materially incomplete and misleading Proxy Statement with the SEC and disseminated it to Triangle's stockholders. The Proxy Statement misrepresents or omits material information that is necessary for the Company's stockholders to make an informed decision whether to vote their shares in favor of the Proposed Transactions.

52.   Specifically, as set forth below, the Proxy Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) Triangle's financial projections, relied upon by Triangle's financial advisor Houlihan; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Houlihan; (iii) the background process leading to the Proposed Transactions; and (iv) Houlihan's potential conflicts of interest. Accordingly, Triangle stockholders are being asked to make a voting decision in connection with the Proposed Transactions without all material information at their disposal.

Material Omissions Concerning Triangle's Financial Projections

53.   The Proxy Statement is materially deficient because it fails to disclose material

information relating to the Company's intrinsic value and prospects going forward.

54.   First, the Proxy Statement omits material information regarding Triangle management's financial projections (the "Company Projections") and the financial analyses performed by the Company's financial advisor Houlihan.

55.   For example, the Proxy Statement states:

> Houlihan Lokey performed a discounted cash flow analysis of the Company based on the Company Projections. Houlihan Lokey applied a range of terminal value multiples of 0.90x to 1.00x, taking into account the results of the selected companies analysis and its experience and professional judgment, to the Company's net asset value and discount rates ranging from 9.0% to 11.0%, taking into account the results of the selected companies analysis and the Company's estimated cost of equity.

Proxy Statement at 75. The Proxy Statement fails, however, to specifically identify and disclose the Company's net asset value utilized by Houlihan in its *Discounted Cash Flow Analysis* ("DCF").

56.   The omission of this information renders the statements in the "Summary of Company Projections" and "Opinion of the Financial Advisor to the Company" sections of the Proxy Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Houlihan's Financial Analyses

57.   The Proxy Statement describes Houlihan's fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Houlihan's fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Triangle's public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Houlihan's fairness opinion in determining whether to vote in favor of the Proposed

Transactions. This omitted information, if disclosed, would significantly alter the total mix of information available to Triangle's stockholders.

58.   As set forth above, with respect to Houlihan's DCF, the Proxy Statement fails to specifically identify and disclose the Company's net asset value utilized by Houlihan to derive an implied enterprise value reference range for the Company and further fails to disclose and quantify the inputs and assumptions underlying the discount rate range of 9.0% to 11.0% used in the analysis.

59.   Additionally, the Proxy Statement fails to disclose the following information that was provided by Houlihan at the request of the Board: "(ii) an illustrative implied Net Asset Value Per Share of the Company as of December 31, 2017 pro forma for the asset sale transaction based on the December 31, 2017 NAV as provided by Company management and assumptions and terms provided by or discussed with Company management, and (iii) an illustrative implied Net Asset Value Per Share of the Company as of December 31, 2017 pro forma for the asset sale transaction and the externalization transaction based on the December 31, 2017 NAV as provided by Company management and assumptions and terms provided by or discussed with Company management." Proxy Statement at 75.

60.   When a banker's endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

61.   The omission of this information renders the statements in the "Opinion of the Financial Advisor to the Company" section of the Proxy Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Background Process of the Proposed Transactions

62.   The Proxy Statement omits material information relating to the sale process leading up to the Proposed Transactions.

63.   Critically, the Proxy Statement fails to disclose the mechanics of the CVR component contained in Party F's Second Round Option #1. Triangle stockholders need to be provided with this information in order to weigh Party F's proposal as compared to the Proposed Transactions.

64.   Additionally, the "Reasons for the Transactions" section of the Proxy Statement is false and misleading as it sets forth that: "Including the range of the *potential* value per share of the CVR, the aggregate potential value in Party F Second Round Option #1 to the Company's stockholders was equal to a range of approximately 82% to 89% of the Company's net asset value as of December 31, 2017." Proxy Statement at 67. Emphasis added. In fact, including the range of the *minimum*, not *potential*, value per share of the CVR, the aggregate potential value in Party F Second Round Option #1 to the Company's stockholders was equal to a range of approximately 82% to 89% of the Company's net asset value as of December 31, 2017. Party F's March 16, 2018 supplemental proposal noted that the holders of a CVR could receive more than $3.00 per share, pushing the aggregate potential value in Party F Second Round Option #1 to the Company's stockholders over $12.00 per share and potentially above the Company's net asset value as of December 31, 2017.

65.   The omission of this information renders the statements in the "Background of the Transactions" and "Reasons for the Transactions" sections of the Proxy Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Houlihan's Potential Conflicts of Interest

66.   Further, the Proxy Statement fails to disclose material information concerning the potential conflicts of interest faced by Houlihan.

67.   Specifically, the Proxy Statement fails to disclose whether Houlihan has performed past work for Triangle and, if so, the amount of any compensation Houlihan has received in connection with such services.

68.   Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives. Triangle stockholders need to be provided with a description of the services and the fees received for these services performed by Houlihan on behalf of Triangle to compare these services and fees to the fees received by Houlihan for work performed for Barings and BSP. This information is essential to allow Triangle stockholders to compare the historical relationships Triangle had with the Company, Barings and BSP and assess whether Houlihan's strong historical relationship with Barings and BSP could have impacted its advice provided to Triangle.

69.   The omission of this information renders the statements in the "Opinion of the Financial Advisor to the Company – Other Matters" section of the Proxy Statement false and/or materially misleading in contravention of the Exchange Act.

70.   The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Proxy Statement. Absent disclosure of the foregoing material information prior to the stockholder vote on the Proposed Transactions, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to vote in favor of the Proposed Transactions and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

COUNT I

**Class Claims Against All Defendants for Violations of Section 14(a) of the Exchange Act
and SEC Rule 14a-9 Promulgated Thereunder**

71.   Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

72.   During the relevant period, defendants disseminated the false and misleading Proxy Statement specified above, which failed to disclose material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

73.   By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the Proxy Statement. The Proxy Statement was prepared, reviewed, and/or disseminated by the defendants. It misrepresented and/or omitted material facts, including material information about the sales process for the Company, the financial analyses performed by the Company's financial advisor, and the actual intrinsic standalone value of the Company. The defendants were at least negligent in filing the Proxy Statement with these materially false and misleading statements.

74.   The omissions and false and misleading statements in the Proxy Statement are material in that a reasonable stockholder will consider them important in deciding how to vote on the Proposed Transactions.

75.   By reason of the foregoing, defendants violated Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

76.   Because of the false and misleading statements in the Proxy Statement, Plaintiff and the Class are threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants' misconduct is corrected.

COUNT II

Class Claims Against the Individual Defendants for
Violations of Section 20(a) of the Exchange Act

77.   Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

78.   The Individual Defendants acted as controlling persons of Triangle within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Triangle and participation in and/or awareness of the Company's operations and/or intimate knowledge of the false statements contained in the Proxy Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements that Plaintiff contends are false and misleading.

79.   Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

80.   In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Proxy Statement at issue contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transactions. They were thus directly involved in the making of the Proxy Statement.

81.   In addition, as the Proxy Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the

Proposed Transactions.   The Proxy Statement purports to describe the various issues and information that they reviewed and considered—descriptions the Company directors had input into.

82.   By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

83.   As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act.   As a direct and proximate result of defendants' conduct, Triangle's stockholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Triangle, and against defendants, as follows:

A.   Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class counsel;

B.   Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transactions and any vote on the Proposed Transactions, unless and until defendants disclose and disseminate the material information identified above to Triangle stockholders;

C.   In the event defendants consummate the Proposed Transactions, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D.   Declaring that defendants violated Sections 14(a) and/or 20(a) of the Exchange

Act, as well as SEC Rule 14a-9 promulgated thereunder;

E.   Awarding Plaintiff the costs of this action, including reasonable allowance for

Plaintiff's attorneys' and experts' fees; and

F.   Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff respectfully requests a trial by jury on all issues so triable.

Dated: July 9, 2018   LEVI & KORSINSKY LLP

                                                        /s/ Donald J. Enright
                                                        Donald J. Enright (Bar No. 13551)
                                                        Elizabeth K. Tripodi
                                                        1101 30th Street, N.W., Suite 115
                                                        Washington, DC 20007
                                                        T: (202) 524-4290
                                                        F: (202) 333-2121
                                                        Email: denright@zlk.com
                                                        etripodi@zlk.com

                                                        Attorneys for Plaintiff

OF COUNSEL:

WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
Kelly C. Keenan
1500 Broadway, 16th Floor
New York, New York 10036
Tel: (212) 682-3025
Fax: (212) 682-3010

FEDERMAN & SHERWOOD
William B. Federman
10205 N. Pennsylvania Avenue
Oklahoma City, OK 73120
Tel: (405) 235-1560
Fax: (405) 239-2112
wbf@federmanlaw.com

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

MICHAEL KENT, Individually and On Behalf of All Others Similarly Situated, Villanova, PA 19085 Plaintiff, v. TRIANGLE CAPITAL CORPORATION 2405 York Road, Suite 201 Lutherville Timonium, MD 21093 E. ASHTON POOLE 3700 Glenwood Ave., Suite 530 Raleigh, NC 27612 STEVEN C. LILLY 3700 Glenwood Ave., Suite 530 Raleigh, NC 27612 W. MCCOMB DUNWOODY 3700 Glenwood Ave., Suite 530 Raleigh, NC 27612 MARK M. GAMBILL 3700 Glenwood Ave., Suite 530 Raleigh, NC 27612 BENJAMIN S. GOLDSTEIN 3700 Glenwood Ave., Suite 530 Raleigh, NC 27612 MARK F. MULHERN 3700 Glenwood Ave., Suite 530 Raleigh, NC 27612 SIMON B. RICH, JR. 3700 Glenwood Ave., Suite 530 Raleigh, NC 27612 GARLAND S. TUCKER, 3700 Glenwood Ave., Suite 530 Raleigh, NC 27612 Defendants.	) Case No. _____ JURY TRIAL DEMANDED CLASS ACTION

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, *inter alia*, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.   This action stems from proposed transactions announced on April 4, 2018 (the "Proposed Transactions").

2.   On April 3, 2018, Triangle Capital Corporation's ("Triangle Capital" or the "Company") Board of Directors (the "Board" or "Individual Defendants") caused the Company to enter into an Asset Purchase Agreement (the "APA") with an affiliate of Benefit Street Partners L.L.C. ("BSP") and a Stock Purchase and Transaction Agreement (the "SPA") with Barings LLC ("Barings").

3.   Pursuant to the APA, the Company will sell its December 31, 2017 investment portfolio to funds advised by BSP for $981.2 million in cash.

4.   Pursuant to the SPA, Barings will become the investment adviser to the Company in exchange for a payment by Barings of $85 million, or $1.78 per share, directly to the Company's shareholders. In addition, Barings will make an investment of $100 million in newly issued shares of the Company's common stock at net asset value at closing. Furthermore, Barings has committed to purchase up to $50 million of shares of the Company's common stock in the open market at a price up to and including the then-current net asset value for a period of two years post-closing, after which Barings has agreed to use any funds remaining to purchase shares from the Company at the greater of the then current net asset value and market price. Barings' total financial commitment to the transaction is $235 million.

5.   Immediately following the closing of the Proposed Transactions, the Company will launch a $50 million issuer tender to purchase shares of its common stock at prices up to and

including net asset value per share.

6.   On June 1, 2018, defendants filed a proxy statement (the "Proxy Statement") with the United States Securities and Exchange Commission ("SEC") in connection with the Proposed Transactions.

7.   The Proxy Statement omits material information with respect to the Proposed Transactions, which renders the Proxy Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the "1934 Act") in connection with the Proxy Statement.

JURISDICTION AND VENUE

8.   This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9.

9.   This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

10.   Venue is proper under 28 U.S.C. § 1391(b) because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

11.   Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Triangle Capital common stock.

12.   Defendant Triangle Capital is a Maryland business corporation and maintains its principal executive offices at 3700 Glenwood Avenue, Suite 530, Raleigh, North Carolina.

Triangle Capital's common stock is traded on the NYSE under the ticker symbol "TCAP."

13.   Defendant E. Ashton Poole ("Poole") is Chief Executive Officer ("CEO") and Chairman of the Board of Triangle Capital.

14.   Defendant Steven C. Lilly ("Lilly") is a director of Triangle Capital.

15.   Defendant W. McComb Dunwoody ("Dunwoody") is a director of Triangle Capital.

16.   Defendant Mark M. Gambill ("Gambill") is a director of Triangle Capital.

17.   Defendant Benjamin S. Goldstein ("Goldstein") is a director of Triangle Capital.

18.   Defendant Mark F. Mulhern ("Mulhern") is a director of Triangle Capital.

19.   Defendant Simon B. Rich, Jr. ("Rich") is a director of Triangle Capital.

20.   Defendant Garland S. Tucker III ("Tucker") is a director of Triangle Capital.

21.   The defendants identified in paragraphs 13 through 20 are collectively referred to herein as the "Individual Defendants."

CLASS ACTION ALLEGATIONS

22.   Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Triangle Capital (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23.   This action is properly maintainable as a class action.

24.   The Class is so numerous that joinder of all members is impracticable. As of April 3, 2017, there were approximately 48,024,614 shares of Company common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

25.   Questions of law and fact are common to the Class, including, among others: (i) whether defendants violated the 1934 Act; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants' conduct complained of herein continues.

26.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members' ability to protect their interests.

28.   Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

<u>SUBSTANTIVE ALLEGATIONS</u>

Background of the Company and the Proposed Transaction

29.   Triangle Capital invests capital in established companies in the lower middle market to fund growth, changes of control, and other corporate events.

30.   The Company offers a wide variety of debt and equity investment structures including first lien, unitranche, second lien, and mezzanine with equity components.

31. Triangle Capital's investment objective is to seek attractive returns by generating current income from debt investments and capital appreciation from equity related investments.

32. The Company typically invests $5 million to $50 million per transaction in companies with annual revenues between $20 million and $300 million and EBITDA between $5 million and $75 million.

33. On April 3, 2018, the Individual Defendants caused Triangle Capital to enter into the APA and the SPA.

34. Pursuant to the APA, the Company will sell its December 31, 2017 investment portfolio to funds advised by BSP for $981.2 million in cash.

35. Pursuant to the SPA, Barings will become the investment adviser to the Company in exchange for a payment by Barings of $85 million, or $1.78 per share, directly to the Company's shareholders. In addition, Barings will make an investment of $100 million in newly issued shares of the Company's common stock at net asset value at closing. Furthermore, Barings has committed to purchase up to $50 million of shares of the Company's common stock in the open market at a price up to and including the then-current net asset value for a period of two years post-closing, after which Barings has agreed to use any funds remaining to purchase shares from the Company at the greater of the then current net asset value and market price. Barings' total financial commitment to the transaction is $235 million.

36. Immediately following the closing of the Proposed Transactions, the Company will launch a $50 million issuer tender to purchase shares of its common stock at prices up to and including net asset value per share.

37. According to the press release announcing the Proposed Transactions:

Triangle Capital Corporation (NYSE:TCAP) ("Triangle" or the "Company") announced today that it has entered into an asset purchase agreement with an affiliate of Benefit Street Partners L.L.C. ("BSP") under which the Company will sell its December 31, 2017 investment portfolio to funds advised by BSP for $981.2 million in cash. Simultaneously therewith, the Company entered into a stock purchase and transaction agreement with Barings LLC ("Barings"), through which Barings will become the investment adviser to the Company in exchange for a payment by Barings of $85.0 million, or $1.78 per share, directly to the Company's shareholders. In addition, Barings will make an investment of $100.0 million in newly issued shares of the Company's common stock at net asset value at closing. Furthermore, Barings has committed to purchase up to $50.0 million of shares of the Company's common stock in the open market at a price up to and including the then-current net asset value for a period of two years post-closing, after which Barings has agreed to use any funds remaining to purchase shares from the Company at the greater of the then current net asset value and market price. Barings' total financial commitment to the transaction is $235.0 million. Immediately following the closing of these transactions, the Company will launch a $50.0 million issuer tender to purchase shares of its common stock at prices up to and including net asset value per share.

The sale of the December 31, 2017 investment portfolio to BSP and the $85.0 million shareholder payment by Barings represent total cash consideration to the Company and to Triangle shareholders, net of the repayment of outstanding debt, of $691.2 million, or approximately $14.48 per share as of December 31, 2017, and 1.08x Triangle's December 31, 2017 net asset value per share. Net of estimated transaction expenses, other one-time charges and the repayment of outstanding debt, the sale of the Company's December 31, 2017 investment portfolio and the $85.0 million shareholder payment represents total cash consideration to the Company and to Triangle shareholders of $658.6 million, or approximately $13.80 per share as of December 31, 2017, and 1.03x Triangle's December 31, 2017 net asset value. The $13.80 per share total cash consideration to the Company and to Triangle shareholders represents a 26% premium to the April 3, 2018 closing market price of the Company's common stock. . . .

Triangle's Board of Directors has unanimously approved the asset purchase agreement, the stock purchase and transaction agreement and the transactions contemplated thereby, including the investment advisory agreement pursuant to which Barings will act as the Company's investment adviser, and, subject to certain conditions, will recommend that Triangle's shareholders approve the same, along with certain other elements of the transactions. Triangle intends to hold a special meeting of shareholders as soon as practicable to obtain the requisite shareholder approvals. The transactions are also subject to certain other closing conditions.

In conjunction with the closing of the proposed transactions, Triangle will announce the redemption of the Company's 6.375% Notes due December 15, 2022 (NYSE:TCCA) with an aggregate principal amount outstanding of $80.5 million and the Company's 6.375% Notes due March 15, 2022 (NYSE:TCCB) with an aggregate principal amount outstanding of $86.25 million. Both series of Notes will be redeemed, following at least 30 days' notice prior to the date determined for redemption, at a price equal to the outstanding principal amount of the Notes plus accrued interest to the date of redemption.

Based on the terms of the asset purchase agreement under which BSP is deemed to have acquired the economics of Triangle's investment portfolio at the signing thereof, the Company expects to discontinue paying a quarterly dividend starting with the second quarter of 2018. The transactions are expected to close in June or July of 2018, at which time shareholders will receive the payment of $1.78 per share as part of the Barings externalization transaction.

The Proxy Statement Omits Material Information

38.   Defendants filed the Proxy Statement with the SEC in connection with the Proposed Transactions.

39.   The Proxy Statement omits material information with respect to the Proposed Transactions, which renders the Proxy Statement false and misleading.

40.   First, the Proxy Statement omits material information regarding the Company's financial projections and the financial analyses performed by the Company's financial advisor, Houlihan Lokey Capital Inc. ("Houlihan").

41.   The Proxy Statement fails to disclose the Company's projected cash flows.

42.   With respect to Houlihan's Discounted Cash Flow Analysis, the Proxy Statement fails to disclose: (i) the Company's net asset value; and (ii) the inputs and assumptions underlying the discount rates used by Houlihan in the analysis.

43.   The Proxy Statement further fails to disclose a fair summary of the following supplemental financial information:

At the request of the Board, Houlihan Lokey also reviewed with the Board certain supplemental financial information with respect to the Asset Sale and Externalization Transaction, including (i) the Net Asset Value Per Share of the Company as of December 31, 2017, as provided by Company management (the "December 31, 2017 NAV"), (ii) an illustrative implied Net Asset Value Per Share of the Company as of December 31, 2017 pro forma for the asset sale transaction based on the December 31, 2017 NAV as provided by Company management and assumptions and terms provided by or discussed with Company management, and (iii) an illustrative implied Net Asset Value Per Share of the Company as of December 31, 2017 pro forma for the asset sale transaction and the externalization transaction based on the December 31, 2017 NAV as provided by Company management and assumptions and terms provided by or discussed with Company management.

44.   The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company's financial advisor in support of its fairness opinion.   Moreover, when a banker's endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

45.   Second, the Proxy Statement omits material information regarding potential conflicts of interest of Houlihan.

46.   The Proxy Statement fails to disclose whether Houlihan has provided previous services to Triangle Capital or its affiliates, as well as the nature of such previous services and the amount of compensation Houlihan received in connection with such previous services.

47.   Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

48.   Third, the Proxy Statement omits material information regarding the background of the Proposed Transactions.   Stockholders are entitled to an accurate description of the "process" the Individual Defendants used in coming to their decision to support the Proposed Transactions.

49.   The Proxy Statement provides that:

On March 16, 2018, Party F submitted a supplemental proposal letter, which revised the terms of Party F Second Round Option #1 to subject each CVR to a minimum total value of $2.00, noting that holders of a CVR would in no event receive less than $2.00. Additionally, Party F noted that the holders of a CVR could receive more than $3.00 per share, to the extent the amounts recovered by the CVR were in excess of $3.00 per share.

50.   However, the Proxy Statement fails to adequately disclose the terms of the contingent value right offered by Party F.

51.   The omission of the above-referenced material information renders the Proxy Statement false and misleading, including, *inter alia*, the following sections of the Proxy Statement: (i) Background of the Transactions; (ii) Reasons for the Transactions; (iii) Opinion of the Financial Advisor to the Company; and (iv) Summary of Financial Projections.

52.   The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company's stockholders.

COUNT I

Claim for Violation of Section 14(a) of the 1934 Act and Rule 14a-9 Promulgated Thereunder Against the Individual Defendants and Triangle Capital

53.   Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

54.   The Individual Defendants disseminated the false and misleading Proxy Statement, which contained statements that, in violation of Section 14(a) of the 1934 Act and Rule 14a-9, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not materially false or misleading. Triangle Capital is liable as the issuer of these statements.

55.   The Proxy Statement was prepared, reviewed, and/or disseminated by the Individual Defendants. By virtue of their positions within the Company, the Individual Defendants were aware of this information and their duty to disclose this information in the

Proxy Statement.

56.   The Individual Defendants were at least negligent in filing the Proxy Statement with these materially false and misleading statements.

57.   The omissions and false and misleading statements in the Proxy Statement are material in that a reasonable stockholder will consider them important in deciding how to vote on the Proposed Transactions. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available in the Proxy Statement and in other information reasonably available to stockholders.

58.   The Proxy Statement is an essential link in causing plaintiff and the Company's stockholders to approve the Proposed Transactions.

59.   By reason of the foregoing, defendants violated Section 14(a) of the 1934 Act and Rule 14a-9 promulgated thereunder.

60.   Because of the false and misleading statements in the Proxy Statement, plaintiff and the Class are threatened with irreparable harm.

COUNT II

Claim for Violation of Section 20(a) of the 1934 Act
Against the Individual Defendants

61.   Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

62.   The Individual Defendants acted as controlling persons of Triangle Capital within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Triangle Capital and participation in and/or awareness of the Company's operations and/or intimate knowledge of the false statements contained in the Proxy Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the

various statements that plaintiff contends are false and misleading.

63. Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

64. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Proxy Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transactions. They were thus directly involved in the making of the Proxy Statement.

65. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

66. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants' conduct, plaintiff and the Class are threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transactions;

B.   In the event defendants consummate the Proposed Transactions, rescinding it and setting it aside or awarding rescissory damages;

C.   Directing the Individual Defendants to disseminate a Proxy Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.   Declaring that defendants violated Sections 14(a) and/or 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E.   Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees; and

F.   Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff respectfully requests a trial by jury on all issues so triable.

Dated: July 12, 2018

GOLDMAN & MINTON, P.C.

By: _____/S/_____

OF COUNSEL:

RIGRODSKY & LONG, P.A.
300 Delaware Avenue, Suite 1220
Wilmington, DE 19801
Tel.: (302) 295-5310

RM LAW, P.C.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312
Tel.: (484) 324-6800

Thomas J. Minton (Bar No. 03370)
3600 Clipper Mill Rd., Suite 201
Baltimore, MD 21211
(410) 783-7575
tminton@charmcitylegal.com

Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF

I, Michael Kent ("Plaintiff"), hereby declare as to the claims asserted under the federal securities laws that:

1.   Plaintiff has reviewed the complaint and authorizes its filing.

2.   Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in any private action.

3.   Plaintiff is willing to serve as a representative party on behalf of the class, either individually or as part of a group, and I will testify at deposition or trial, if necessary. I understand that this is not a claim form and that I do not need to execute this Certification to share in any recovery as a member of the class.

4.   Plaintiff's purchase and sale transactions in the Triangle Capital Corporation (NYSE: TCAP) security that is the subject of this action during the class period is/are as follows:

<table>
<tr><td colspan="3" align="center">PURCHASES</td><td colspan="3" align="center">SALES</td></tr>
<tr><td>Buy Date</td><td>Shares</td><td>Price per Share</td><td>Sell Date</td><td>Shares</td><td>Price per Share</td></tr>
<tr><td>10/10/17</td><td>500</td><td>$13.80</td><td></td><td></td><td></td></tr>
<tr><td>8/10/17</td><td>500</td><td>$13.75</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td></tr>
</table>

Please list additional transactions on separate sheet of paper, if necessary.

5.   Plaintiff has complete authority to bring a suit to recover for investment losses on behalf of purchasers of the subject securities described herein (including Plaintiff, any co-owners, any corporations or other entities, and/or any beneficial owners).

6.   During the three years prior to the date of this Certification, Plaintiff has not moved to serve as a representative party for a class in an action filed under the federal securities laws.

7.   Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's *pro rata* share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this ___11th___ day of July, 2018.



Michael Kent